MorphoSys AG

MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

Voting Rights Announcements | 16 February 2024 16:04

MorphoSys AG
MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution
16.02.2024 / 16:04 CET/CEST
Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG.
The issuer is solely responsible for the content of this announcement.

Notification of Major Holdings

1. Details of issuer

Name:	MorphoSys AG
Street:	Semmelweisstr. 7
Postal code:	82152
City:	Planegg Germany
Legal Entity Identifier (LEI):	529900493806K77LRE72

2. Reason for notification

X	Acquisition/disposal of shares with voting rights
	Acquisition/disposal of instruments
	Change of breakdown of voting rights
	Other reason:

3. Details of person subject to the notification obligation

Legal entity: UBS Group AG City of registered office, country: Zurich, Switzerland

4. Names of shareholder(s)

holding directly 3% or more voting rights, if different from 3.

UBS AG

5. Date on which threshold was crossed or reached:

09 Feb 2024

6. Total positions

	% of voting rights attached to shares (total of 7.a.)	% of voting rights through instruments (total of 7.b.1 + 7.b.2)	Total of both in % (7.a. + 7.b.)	Total number of voting rights pursuant to Sec. 41 WpHG
New	10.94 %	3.05 %	13.99 %	37655137
Previous notification	8.66 %	2.50 %	11.16 %	/

7. Details on total positions

a. Voting rights attached to shares (Sec. 33, 34 WpHG)

ISIN	Absolute		In %	
	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)	Direct (Sec. 33 WpHG)	Indirect (Sec. 34 WpHG)
DE0006632003	0	3659259	0.00 %	9.72 %
US6177602025	0	461214	0.00 %	1.22 %
Total	4120473		10.94 %	

b.1. Instruments according to Sec. 38 (1) no. 1 WpHG

Type of instrument	Expiration or maturity date	Exercise or conversion period	Voting rights absolute	Voting rights in %
Right to recall over shares		At any time	37084	0.10 %

b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Right of use over shares At any time 460735 1.22 % Right of use over ADRs (US617760202 5) At any time 287136 0.76 % Right to recall over ADRs (US617760202 5) At any time 302671 0.80 %     Total 1087626 2.89 % Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Convertible bonds (DE000A3H2 XW6) 25/11/2020 - 30/08/2025 Physical 54078 0.14 % Right of use over convertible bonds (CH1286962 597) At any time Cash 3514 0.01 % Right of use over convertible bonds (CH1303979 921) At any time Cash 289 0.00 % Short Put Option 16/02/2024 Physical 1700 0.00 %       Total 59581 0.16%

8. Information in relation to the person subject to the notification obligation   Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more) UBS Group AG % % % UBS AG 8.88% % 9.24 % UBS Switzerland AG % % % - % % % UBS Group AG % % % UBS AG 8.88% % 9.24 % UBS Asset Management AG % % % UBS Asset Management Holding (No. 2) Ltd % % % UBS Asset Management Holding Ltd % % % UBS Asset Management (UK) Limited % % % - % % % UBS Group AG % % %

UBS AG 8.88% % 9.24 % UBS Asset Management AG % % % UBS Asset Management Switzerland AG % % % UBS Fund Management (Switzerland) AG % % % - % % % UBS Group AG % % % UBS AG 8.88% % 9.24 % UBS Americas Holding LLC % % % UBS Americas Inc. % % % UBS Securities LLC % % % - % % % UBS Group AG % % % UBS AG 8.88% % 9.24 % UBS Asset Management AG % % % UBS Fund Management (Luxembourg) SA % % % - % % % UBS Group AG % % % UBS AG 8.88% % 9.24 % UBS Europe SE % % % - % % % UBS Group AG % % % Credit Suisse AG % % %

9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: 10. Other explanatory remarks: Date 16.02.2024 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Credit Suisse (Schweiz) AG % % % - % % % UBS Group AG % % % Credit Suisse AG % % % Credit Suisse Asset Management International Holding Ltd % % % Credit Suisse Asset Management & Investor Services (Schweiz) Holding AG % % % Credit Suisse Funds AG % % % Proportion of voting rights Proportion of instruments Total of both % % %   15 Feb 2024

Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com   End of News EQS News Service